[GRAPHIC OMITTED] Ahold                                        November 14, 2006

                                                                   Press Release

AHOLD COMPLETES ACQUISITION OF NEARLY ALL KONMAR SUPERMARKETS IN THE NETHERLANDS

Amsterdam, The Netherlands, November 14, 2006 - Ahold today announced it has successfully completed the acquisition of nearly all Konmar stores in the Netherlands, the purchase of which had been agreed with Laurus Nederland B.V.

Out of the 29 Konmar stores, 27 stores, of which 3 are franchise stores, are now included in the Ahold group. Of these 27 stores, 21 stores, including 2 franchise stores, will be operated by Albert Heijn B.V., while 6 stores, including 1 franchise store, will be transferred to and operated by Ahold's consolidated subsidiary Schuitema N.V. The remaining 2 stores, including 1 franchise store, are expected to be transferred to Albert Heijn upon the fulfilment of certain contractual conditions, which is expected in the first half of 2007, on a store-by-store basis. Albert Heijn and Schuitema have paid a combined price of EUR 100,9 million for the stores. The inventory and certain receivables are included in the purchase price.

Conversion of the acquired stores into Albert Heijn and C1000 supermarkets has started. The first opening of a former Konmar store, rebranded and remodeled as an Albert Heijn store, is expected in late November 2006. Ahold announced the transaction on May 31, 2006. Closing of the transaction was subject to certain closing conditions.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected operation by Albert Heijn B.V. of 21 stores, the transfer to and operation by Schuitema N.V. of 6 stores and the transfer to and operation by Albert Heijn B.V. of the remaining 2 stores and the timing thereof, and statements as to completion of the conversion of the acquired stores. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in the completion of the acquisition, inability to satisfy any closing conditions to such acquisition, any actions or inactions of government regulators and other third parties, Ahold's ability to find buyers for certain store sales on terms that are acceptable to Ahold, Ahold's ability to complete certain store sales timely, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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